UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

FORM 12b-25                                                SEC FILE NUMBER
                                                              0-11736

NOTIFICATION OF LATE FILING                                CUSIP NUMBER
                                                             261570105


(Check One): |_| Form 10-K |_|  Form 20-F |_| Form 11-K |X| Form 10-Q
|_| Form N-SAR    |_| Form N-CSR

For Period Ended:   January 29, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:   _____________________________________________

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                Read attached instruction sheet before preparing
       form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

The Dress Barn, Inc.
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Full name of registrant

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Former name if applicable

30 Dunnigan Drive
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Address of principal executive office (Street and Number)

Suffern, New York 10901
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City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


           |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced by The Dress Barn, Inc. (the "Company") in its press release, dated February 24, 2005, which is filed as an exhibit to the Company's Current Report on Form 8-K filed on February 25, 2005, the Company intends to restate its financial statements for the fiscal quarter ended October 30, 2004 and for the fiscal year ended July 31, 2004 and prior years. Such restatements are due to correcting an error in the application of accounting principles applicable to certain leases and leasehold improvements. As a result of such proposed restatements, the Company requires additional time to adequately develop certain financial information to be contained in its Quarterly Report on Form 10-Q for the quarter ended January 29, 2005.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Armand Correia         (845)369-4600
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       (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

Annual Report on Form 10-K for the fiscal year ended July 31, 2004 was filed approximately 15 minutes late.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_|    Yes     |X|    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              The Dress Barn, Inc.
                  (Name of Registrant as Specified in Charter)

                   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:         March 9, 2005    By:   /s/ Armand Correia
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                               Armand Correia
                               Senior Vice President and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).